Mail Stop 0306


April 7, 2005




Ms. Linda Reddick
Chief Financial Officer
Avanex Corporation
40919 Encyclopedia Circle
Fremont, California 94538

	RE:	Avanex Corporation
		Form 10-K for the fiscal year ended June 30, 2004
		Form 10-Q for the quarter ending December 31, 2004 Form 8-K dated November 1, 2004
      Form 8-K dated January 31, 2005
		File No. 0-29175

Dear Ms. Reddick:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K for the period ending June 30, 2004

Management`s Discussion and Analysis

Results of Operations - Page 19

1. You disclose that there is downward pressure on sales prices and cite that the downward pressure is an offsetting factor to increased revenues. Where significant, in future filings please quantify the impact of changing prices on revenues. Refer to Item 303(a) to Regulation S-K.

Liquidity and Capital Resources - Page 24

2. Pursuant to FR-72, we normally believe that Registrant`s should present an analysis of cash flows from operating activities. That analysis should identify and discuss the underlying drivers of operating cash flows. Please note that the form of the cash flow statement should not drive the substance of this discussion and that it is insufficient to present a narrative that mostly lists items from that financial statement. Please expand future filings, or tell us how your existing discussion considers the objectives of the Release.

Financial Statements

Note 3, Restructuring Charges - Page 59

3. Please expand the roll-forward to present exit plan activity for each applicable fiscal year. Please also note that you should provide separate roll-forwards for individually distinct exit plans.
Refer to paragraph 20 to FAS 146. Refer also to SAB Topic 5-P.4. Apply in future filings.
4. Please also make more specific disclosure about factors leading revisions to exit plan accruals. For instance, what underlying factors were responsible for the $3.5 million reduction in the amount provided for abandoned leased facilities?

Note 6, Goodwill and Other Intangibles - Page 64


5. We see that you evaluate goodwill assuming that you operate as one reporting unit and that you use an income approach. Given that you evaluate goodwill on a single reporting unit basis, tell us whether the most recent annual evaluation produced a fair value significantly different from that derived based on the quoted market price of your shares. If so, supplementally reconcile and explain reasons for that difference.

Note 15, Market Sales, Export Sales, Significant Customers and
Concentration of Supply - Page 76.

6. Disclosure of long-lived assets by geographic area under SFAS
131
should present tangible assets only and should not include intangibles or investments. See question 22 to the FASB publication
"Segment Information: Guidance on Applying Statement 131." Apply in future filings.

Controls and Procedures - Page 78

7. We see that your Chief Executive Officer and Chief Financial Officer, concluded that the Company`s disclosure controls and procedures are designed, and are effective, to ensure that information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC`s rules and forms. Future filings should also clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-
15(e).  Also apply with respect to future Forms 10-Q.

Form 10-Q as of December 31, 2004

Condensed Consolidated Statements of Cash Flows - Page 5

8. In light of the recent acquisitions, tell us why depreciation and amortization expense declined from $8.4 million to $4.8 million in the six month periods.

Note 8, Restructuring - Page 12

9. We see that the acquisition-related "workforce reduction" accrual was adjusted for a $1.4 million amount identified as a "recovery." Acquisition accruals are normally provided under EITF 95-3 and reversals of those accruals are normally accounted for as adjustments to purchase price. Tell us how the "recovery" was accounted for and support that your accounting is appropriate in GAAP. Also tell us how the accrual, when established, was accounted for and support that the initial accounting was appropriate in GAAP.

Note 10, Related Party Transactions - Page 14

10. In future filings, please clarify the nature of the "acquisition related only - receivables."

FORM 8-K dated November 1, 2004
FORM 8-K dated January 31, 2005

11. We see that you present certain non-GAAP information in the form of an income statement. That adjusted income statement presents numerous non-GAAP amounts and sub-totals. Disclosures about non-GAAP measures should fully conform to the requirements of Item 10(e)(1)(i)
to Regulation S-K and Question 8 to the FAQ Regarding the Use of
Non-
GAAP Financial Measures dated June 13, 2003. Either delete the non-
GAAP income statement from all future press releases or expand to present detailed and specific disclosure of the following for each non-GAAP measure:
* The substantive reasons why management believes the non-GAAP measure provides useful information to investors;
* The specific manner in which management uses the non-GAAP measure to conduct or evaluate its business;
* The economic substance behind management`s decision to use the measure; and
* The material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure and the manner in which management compensates for these limitations when using the non-GAAP measure.
Expanded disclosure should not be generic or cookie-cutter. The existing disclosures are generic and vague and do not provide the reader sufficient information. Show us how you plan to implement this comment. We may have further comment upon review of that response.
12. In addition, we note that you refer to your non-GAAP information as "pro forma." The pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-
X. In future filings, please revise your presentation to omit the pro forma terminology when referring to your non-GAAP information.



*    *    *    *


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Dennis Hult, Staff Accountant, at (202) 942-2812 or myself if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
942-2862 with any other questions. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 942-1791.

							Sincerely,


							Gary Todd
							Reviewing Accountant
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Linda Reddick
Avanex Corporation
April 7, 2005
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